Exhibit 1.02

STERIS Corporation

Conflict Minerals Report for Calendar Year Ended December 31, 2013

Introduction

This Conflict Minerals Report is filed by STERIS Corporation (“STERIS”) for calendar year 2013 as Exhibit 1.02 to STERIS’s Report on Form SD pursuant to the requirements of Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), which Rule was promulgated pursuant to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule requires the annual filing with the SEC of a Report on Form SD, together with this Report (if relevant) as an Exhibit to Form SD, by STERIS regarding the sourcing of those products that STERIS and its subsidiaries (collectively the “Company”) manufacture or contract to manufacture that contain “conflict minerals” that are necessary to the production or functionality of the products. Conflict minerals are defined as columbite-tantalite (also known as coltan, the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, wolframite (the metal ore from which tungsten is extracted), or their derivatives, or any other mineral or its derivatives designated in specified circumstances by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). These conflict minerals are currently limited to, tin, tantalum, tungsten and gold.

An independent private sector audit report has not been obtained for this Conflict Minerals Report because we are not required to obtain an audit report for the calendar year ended December 31, 2013.

The Company

The Company is a leading provider of infection prevention and other procedural products and services, focused primarily on healthcare, pharmaceutical and research. Products manufactured or otherwise offered by the Company include the following: sterilizers, generators and liquid chemical sterilant processing systems; automated washer/disinfector systems; general and specialty surgical tables; surgical and examination lights, equipment management systems, warming cabinets, and other complementary products and accessories; high purity water equipment; operating room storage cabinets and scrub sinks; gastrointestinal endoscopy accessories; and cleaning chemistries and sterility assurance products and cleansing products.

Company Supply Chains

The Company manufactures its products from components, raw materials and other materials purchased from third party suppliers. These suppliers are located all over the world. The Company utilizes several different supply chains to support its manufacturing operations. In many cases there are numerous upstream layers involved in the Company supply chains, with the Company being at remote distance downstream from the smelter or refinery at which the conflict minerals are processed. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of any conflict minerals in our products.

Reasonable Country of Origin Inquiry

During 2013, the Company began the process of determining which of its products may contain conflict minerals and making reasonable country of origin inquiries (“RCOI”) with respect thereto to determine whether conflict minerals utilized in Company products may have originated in Covered Companies or may have come from recycled or scrap sources.

Before we commenced the RCOI process, many of our suppliers were not aware of the ultimate or intermediate upstream sources of their conflict minerals. The Company started the RCOI process with the suppliers of its two largest supply chains. We reviewed and analyzed the components and other materials contained in products manufactured in the facilities served by the selected supply chains, and then determined which of those components and materials might be reasonably likely to contain conflict minerals and which businesses were supplying us those components and other materials. The suppliers we included in our RCOI represented approximately 80% of the calendar year 2013 expenditures of our largest supply chain for the identified items and all of the calendar year 2013 expenditures of our second largest supply chain for the identified items.

Most suppliers were requested to provide RCOI information through the use of an iPoint-systems tool or through a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template, and to document all steps they took to collect and preserve the information and documentation. The remainder were asked to provide information that included country of origin and smelter/refiner location for their products. As part of this process, we provided information and offered assistance about the specifics of the SEC’s conflict minerals rule. Because we do not have direct relationships with smelters or refiners in our supply chains, as part of our requests the suppliers were asked to engage with their own suppliers to gather the requested information.

Some of our suppliers have not yet responded to our inquiries, and many of the responses we have received are incomplete. As a result, we were not able to gather sufficient information to determine whether our necessary conflict minerals originated in Covered Countries or were from recycled or scrap sources.

Due Diligence

Because of the lack of complete information from our suppliers, we elected to conduct due diligence on the source and chain of custody of those of our products that are reasonably likely to contain necessary conflict minerals. Despite our due diligence efforts, the Company was not able to obtain all the information necessary to track the source and chain of custody of its necessary conflict minerals. However, the Company did not obtain any information indicating that any of the necessary conflict minerals contained in our products were sourced in a Covered Country.

Design of Due Diligence Measures

The Company’s due diligence measures were designed to conform in all material respects with the due diligence framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict–Affected and High-Risk Areas (OECD Guidance) and the related Supplements for tin, tantalum, tungsten and for gold.

Due Diligence Measures Performed

Due diligence measures performed consisted of the following:

1. Management Systems. A group of Company employees representing regulatory, strategic sourcing, research and development and legal was selected to carry out the Company’s due diligence measures. This group was led by a senior regulatory employee, who reported to STERIS’s Senior Vice President and Chief Compliance Officer. STERIS’s Director of Strategic Sourcing, who indirectly reports to STERIS’s Senior Vice President, Surgical Solutions, who is ultimately responsible for all Company sourcing decisions, also was assigned to the project. Sourcing and regulatory personnel identified and reviewed supplier responses. These representatives identified response deficiencies, and where appropriate, solicited input from and coordinated with legal and research and development representatives for advice and additional information. These representatives also were responsible for follow-up and supplemental information requests and next steps. Status reports were periodically provided to senior management and the Audit Committee of STERIS’s Board of Directors. In keeping with the Company’s document retention policies and general OECD guidelines, supplier responses and other communications and information relating to conflict minerals will be retained for at least five years.

2. Identify and Assess Supply Chain Risk. We identified suppliers who may be supplying us with products that contain conflict minerals, made inquiries to them regarding the source and chain of custody of necessary conflict minerals and provided the suppliers with certain background information to enable them to understand why we were making inquiries and why they were important. We requested most of these suppliers to use the iPoint or the EICC-GeSI template. We requested similar information regarding the source of materials from the other suppliers queried. We reviewed all responses received and followed-up on incomplete responses and responses we believed to be inaccurate. We also followed-up with nonresponders. In some cases we made multiple follow-up requests to the same supplier. We also reviewed those smelters and refiners identified by our suppliers against the Conflict-Free Smelter Program (CFSP) list of smelters and found that some were certified as conflict free and some were not.

3. Design and Implement Strategy to Respond to Identified Risks. As noted above, Senior STERIS management and the Audit Committee of STERIS’s Board of Directors were periodically briefed with respect to the Company’s conflict minerals activities. Also as noted above, we followed-up with nonresponding suppliers and suppliers who provided incomplete responses or responses we believed to be inaccurate. We provided information to certain suppliers to increase their awareness and understanding of the conflict minerals rules and why we must obtain conflict minerals information.

4. Independent Third-Party Audit of Smelter/Refiner Practices. We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities. However, we support audits conducted by third parties as part of the Conflict Free Smelter Initiative.

5. Report Annually on Due Diligence. This Conflict Minerals Report is available on our website at www.steris.com/about/ir/sec.cfm and is filed with the SEC.

Results of Review

Despite our due diligence efforts, we were not able to obtain all the information necessary to track the source and chain of custody of our necessary conflict minerals.

1. Smelters/Refiners.

As a result of our due diligence, we collected information from suppliers about some but not all of the smelters and refiners that process our necessary conflict minerals. Over six hundred smelters and refiners were identified by our suppliers in the due diligence process, and that is only a partial list of smelters and refiners. Over one hundred thirty of those smelters and refiners were identified by our suppliers as compliant with the CFSP assessment protocol. We reviewed these identified smelters and refiners against the CFSP list and verified that all were on the CFSP’s list of compliant smelters. All of the suppliers from which we requested information provided their responses at a company or divisional level and did not specify which of the identified smelters or refiners processed our necessary conflict minerals. Therefore, because we could not determine which of the named smelters and refiners processed our necessary conflict minerals, we have not listed any smelters or refiners in this report.

2. Countries of Origin of Our Necessary Conflict Minerals.

As noted above, the suppliers from whom we requested information about conflict minerals provided responses at a company or divisional level and did not identify the countries from which the necessary conflict materials included in our products were sourced. Therefore, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the necessary conflict minerals in our products.

3. Efforts to Determine Mine or Location of Origin.

Through requesting that our suppliers complete the EICC/GeSI template or otherwise provide similar information, we have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners in our supply chain and ask our suppliers to make the same inquiries from their suppliers.

Steps Being Taken to Mitigate Risk

During 2014, the Company intends to seek information from suppliers that the Company did not contact for 2013. The Company also intends to increase follow-up efforts with suppliers who were contacted for 2013 for more complete information, including product level information regarding purchased products, country of origin and smelter/refiner information, as well as to request information from new suppliers, suppliers to newly acquired businesses (to the extent the new businesses are required to be included in the 2014 report) and suppliers of new products. The Company also intends to introduce additional background and educational information for suppliers where necessary to facilitate obtaining responses. The Company also will endeavor to include, where reasonably practicable, flow-down or other disclosure clauses regarding Conflict Minerals in new supply contracts and supplier contract renewals.